Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 28, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Incorporation of a step down wholly-owned subsidiary

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we hereby inform that Dr. Reddy’s Laboratories SA, in Switzerland, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary in Jamaica, named “Dr. Reddy’s Laboratories Jamaica Limited”. Accordingly, Dr. Reddy’s Laboratories Jamaica Limited is a step-down wholly-owned subsidiary of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, and SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above incorporation of a step down wholly-owned subsidiary is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

S. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

Dr. Reddy’s Laboratories SA, in Switzerland, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary in Jamaica, named “Dr. Reddy’s Laboratories Jamaica Limited”. Accordingly, Dr. Reddy’s Laboratories Jamaica Limited is a step-down wholly-owned subsidiary of the Company.

Authorized capital: USD 5,000,000

Paid up capital: USD 3,000,000

Size/Turnover: Not applicable

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”.	The NewCo. is a related party of the Company after its incorporation. Save and except as mentioned above, the promoter/ promoter group/ group companies are not interested in the proposed NewCo.
3	Industry to which the entity being acquired belongs.	Pharmaceuticals
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The NewCo. will be engaged in importation, warehousing, distribution and exportation of pharmaceuticals. The business of the proposed NewCo. is not outside the main line of business of the Company.
5	Brief details of any governmental or regulatory approvals required for the acquisition.	Not applicable. NewCo. has been incorporated post receiving necessary approvals from Pharmacy Council of Jamaica (PCJ).
6	Indicative time period for completion of the acquisition.	Not Applicable
7	Nature of consideration- whether cash consideration or share swap and details of the same.	Cash Consideration
8	Cost of acquisition or the price at which the shares are acquired.	Dr. Reddy’s Laboratories SA will be paying cash consideration amounting to USD 3,000,000 to the proposed NewCo. towards subscription of 100% shareholding.
9	Percentage of shareholding / control acquired and / or number of shares acquired.	100% ownership of Dr. Reddy’s Laboratories SA, wholly-owned subsidiary of the Company.
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	The NewCo. will be engaged in importation, warehousing, distribution and exportation of pharmaceuticals. The certificate of incorporation dated September 25, 2023, from the Registrar of Companies, Jamaica, has been received by the Company on September 27, 2023, at 23:51 IST. Further, the said step down wholly-owned subsidiary has been incorporated as a Limited Company, in Jamaica.